

January 2, 2024

Diana Vasylenko
Director
E-Smart Corp.
7311 Oxford Ave
Philadelphia, PA 19111

Re: E-Smart Corp.
       Amendment No. 1 to Registration Statement on Form S-1
       Filed December 15, 2023
       File No. 333-275161

Dear Diana Vasylenko:

       We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.   We note your response to our prior comment 1. Please revise your risk factor on page 13 to focus solely on the material risks of being deemed a shell company and avoid suggesting that these risks are not applicable to the company but may be applicable if you were deemed to be a shell company.

Description of Business, page 31

2.   We note your response to our prior comment 6 and that you rely on an agreement with Log Horizon Trading Limited for your AI development. Please revise your disclosure to describe the material terms of this agreement. To the extent you are dependent on this agreement, include disclosure of the material risks of such reliance in your risk factor disclosure.

3.   We note your response to our prior comment 7. Please revise your disclosure to describe the material terms of the verbal agreements you have with nine tattoo artists. Your disclosure should clarify whether these agreements are binding or otherwise enforceable. To the extent they are not binding or enforceable, revise as appropriate to clarify.

4.   We note your response to our prior comment 9. We further note your response to prior comment 6 that your "AI integration involves proprietary algorithms developed in-house." Please revise the disclosure in your prospectus to support that E-Smart incorporates cutting-edge AI technology into its platform and revise to provide a more complete discussion of how you utilize artificial intelligence. As part of your disclosure, clarify where the data sets and other AI capabilities are sourced from including open source AI products, or if they are based on simple algorithms developed in-house.

General

5.   We note your response to our prior comment 16 but are unable to find the referenced change in your disclosure on page F-9. As such, we reissue the comment. Please disclose the international markets that you operate in or intend to target. To the extent you continue to have operations in Europe, you should revise to discuss the commensurate laws and regulations related to the sale of your products in such jurisdictions and if applicable, any risks and consequences to the company associated with those laws and regulations.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Devin Bone